UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                         Hahn Automotive Warehouse, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    405191107
                                 (CUSIP Number)

                                  May 28, 1999
             (Date of Event Which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Schroder & Co. Inc.
   13-2697272

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]

                                                (b) [ ]


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            484,415 Shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 Shares
     PERSON
      WITH                          7  SOLE DISPOSITIVE POWER

                       484,415 Shares

                    8  SHARED DISPOSITIVE POWER

                       6,000 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         490,415 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.3%

12  TYPE OF REPORTING PERSON

    BD, IA, CO

Item 1(a)         NAME OF ISSUER:

         Hahn Automotive Warehouse, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         415 West Main Street
         Rochester, New York 14608

Item 2(a)         NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

         787 Seventh Avenue
         New York, New York  10019-6016

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.01

Item 2(e)         CUSIP NUMBER:

                  405191107

Item 3 Schroder & Co. Inc. is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4            OWNERSHIP:

         (a)      Amount beneficially owned:
                  See Item 9 of the cover pages attached hereto

         (b)      Percent of Class:
                  See Item 11 of the cover pages attached hereto

         (c)  See Items 5 through 8 of the cover pages attached hereto

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

Item 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  A client of Schroder & Co. Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,000 Shares of the Common Stock of Hahn Automotive Warehouse, Inc.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 1999

                                                         SCHRODER & CO. INC.


                                                   By:  /s/ Patrick J. Borruso
                                                      Name: Patrick J. Borruso
                                                            Title:Secretary